Exhibit 34.4

GRANT THORNTON LLP 1717 Main St. Suite 1800 Dallas, TX 75201 D +1 214-561-2300	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
REMITCO, LLC

We have examined management's assertion, included in the accompanying Management's Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria ("Management's Report"), that REMITCO, LLC (the "Company") complied with the servicing criteria set forth in Item 1122(d) of the U.S. Securities and Exchange Commission's Regulation AB for the remittance processing services REMITCO, LLC provides in connection with loan and/or receivables portfolios that include pool assets for asset backed securities issued by Barclays Dryrock Issuance Trust that were processed by REMITCO, LLC (the "Platform"), such services being limited to the opening, listing, and depositing of remittance payments mailed to post office boxes serviced by REMITCO, LLC pursuant to the agreements between REMITCO, LLC and Wells Fargo Bank, N.A. and between Wells Fargo Bank, N.A. and Barclays Bank Delaware, as of December 31, 2018 and for the period from August 16 through December 31, 2018, excluding criteria 1122(d)(1)(i-v), 1122(d)(2)(ii-vii), 1122(d)(3)(i-iv), and 1122(d)(4)(i-xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable

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servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company's servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the applicable servicing criteria.

In our opinion, management's assertion that REMITCO, LLC complied with the aforementioned applicable servicing criteria as of December 31, 2018 and for the period from August 16 through December 31, 2018 for the Platform is fairly stated, in all material respects.

Dallas, TX
March 14, 2019